August 9, 2016

Elizabeth Bentzinger Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Strategy Shares , File Nos. 333-170750 and 811-22497

Dear Ms. Bentzinger:

On June 8, 2016, Strategy Shares (the "Registrant" or the “Trust”), on behalf of the US Equity Rotation Strategy ETF (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 8 (the “Amendment”) to the Registrant’s Registration Statement. On July 21, 2016, you provided oral comments to the Amendment to Andrew Davalla, and on July 26, 2016 you provided oral comments to the Amendment to Emily Little. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant. Redlined changes are provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in Post-Effective Amendment No. 12 filed pursuant to Rule 485(b).

General

Comment 1. Please update EDGAR to reflect the Fund’s new name and Ticker symbol.

Response. The requested change has been made.

Fund Summary – Fee Table

Comment 2. Please delete “Fee Waiver” line in the Fee Table if the Total Annual Fund Operating Expenses are not lowered by the waiver.

Response. The Fee Waiver will lower total annual operating expenses and so will remain the in the Fund’s fee table.

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Comment 3. Please delete Footnote 1 to the Fee Table.

Response. The requested change has been made.

Comment 4. The description of the Expense Limitation Agreement notes that the “fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years after the fees have been waived or reimbursed), if such recoupment can be achieved within the forgoing expense limits.” Please revise the disclosure to note that the adviser’s ability to recapture is limited to the lesser of the expense cap in effect at the time of waiver and the expense cap in effect at the time of recapture. Additionally, please confirm that the adviser’s ability to recapture is so limited in the Expense Limitation Agreement. See 2009 Investment Company Industry Developments Audit Risk Alert (ARA-INV. 73).

Response. The requested change has been made. Additionally, Registrant confirms that the Expense Limitation Agreement limits the adviser’s ability to recapture to the lesser of the expense limits in place at the time of waiver or those in place at the time of recapture.

Fund Summary - Principal Investment Strategies and Principal Investment Risks

Comment 5. Please include an 80% Investment Policy noting that the Fund will invest at least 80% of its assets in securities of US issuers economically tied; i.e., derives a significant portion of its revenues and profits from, U.S. companies. See Rule 35d-1. Please also add disclosure regarding how the Fund will look at investments of underlying funds for the purposes of Rule 35d-1 compliance. Additionally, please disclose how the Fund determines compliance with this policy.

Response. The following disclosure has been added:

Under normal circumstances, at least 80% of the Fund’s assets will be invested in securities of companies domiciled in the U.S. or in other investment companies that invest in such securities.

Comment 6. Please review and revise existing disclosure in Item 4 and Item 9 to clarify the Fund’s option strategy.

Response. The Fund does not intend to use options as a principal investment strategy.

Comment 7. Confirm that the Fund provided notice of 80% investment policy change to shareholders

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Response. The Registrant so confirms.

Comment 8. Please combine the first two sentences of “The Common Stock Component” section of the Principal Investment Strategy.

Response. The requested change has been made.

Comment 9. Please summarize the principal risks of the “Sectors” listed in the Fund’s Principal Investment Strategy.

Response. The registrant respectfully declines to make additional disclosure.

Comment 10. In the first sentence of the second paragraph of “The Common Stock Component” section of the Principal Investment Strategy, the term “Companies” is capitalized. Companies does not appear to be defined in the prospectus. Please either define the term or use lower case as not to suggest it is a defined term.

Response. The requested change has been made.

Comment 11. In the last sentence of the third paragraph of “The Common Stock Component” section of the Principal Investment Strategy, there appears to be a typo in the use of “analysis.” Please consider whether “analyzes” is more appropriate.

Response. The requested revision has been made.

Comment 12. Please explain why sectors are not considered industries for the purposes of calculating the Fund’s concentration.

Response. The Registrant believes that the companies that may make up a particular sector engage in a wide variety of businesses such that it would not be appropriate to consider such companies that may make up a sector an “industry."

Comment 13. Existing strategy disclosure provides that the “Fund may invest in fixed income ETFs and ETNs of any duration, maturity, and credit quality.” Will the Fund invest in junk bonds and/or distressed securities? If so, please note as much and include any attendant risk disclosure, if not please clarify as much.

Response. The disclosure has been revised as follows:

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The Fund may invest in fixed income ETFs and ETNs that principally invest in investment grade securities of any duration or maturity.

Comment 14. Consider revising the “ETF Risk” to include disclosure regarding authorized participants. Specifically, the Fund has a limited number of institutions that act as authorized participants. To the extent that an authorized participant exacts business or is unable to process creation/redemption orders, and no other authorized participant can act to create/redeem shares, such shares may trade like closed end funds, trade at a discount, and/or face delisting.

Response. The requested change has been made. The disclosure has been revised as follows:

ETF Risk. The NAV of the Fund, an actively managed ETF, can fluctuate up or down due to changes in the market value of the securities owned by the Fund. In addition, the Fund may be subject to the following additional risks: (1) the market price of the Fund’s shares may trade above or below their NAV; (2) an active trading market for the Fund’s shares may not develop or be maintained; (3) in a stressed market, Fund shares may become less liquid in response to decreasing liquidity in markets for its underlying portfolio holdings; and (4) trading of the Fund’s shares may be halted if the Exchange’s officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide “circuit breakers” (which are tied to large decreases in stock prices) halts stock trading generally. There can be no assurance that the Fund will continue to satisfy the listing requirements of the Exchange or that the listing requirements will remain unchanged. Individual shares of the Fund are not redeemable. The purchase of Creation Units of the Fund may be costly and there may be brokerage costs associated with the assembly of a Creation Unit.The Fund has a limited number of financial institutions that act as authorized participants. To the extent that an authorized participant exits the business or is unable to process creation/redemption orders, and no other authorized participant can act to create/redeem shares, Fund shares may trade like closed end funds, trade at a discount, and/or face delisting.

Comment 15. Please add Liquidity Risk noting that in a stressed market, the market for ETF shares may become less liquid in response to decreasing liquidity in markets for its underlying portfolio holdings. Additionally, please note that this effect on liquidity could lead to differences in market price and NAV.

Response. The requested change has been made. Please see response to Comment 14.

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Comment 16. Consider including risk disclosure noting that ETF shares are not individually redeemable, that purchase of creation units is costly and that there are brokerage costs associated with the assembling of a creation unit.

Response. The requested change has been made. Please see response to Comment 14.

Comment 17. Please revise the ETF Risk disclosure to note the ETFs in which the Fund will invest. Additionally, please enhance the ETF risk to note that an active trading market may not exist because market makers are not obligated to make market and authorized purchasers are not required to process buy/sell orders, and describe the impact this may have on the market price versus the NAV.

Response. Please see response to Comment 14.

Comment 18. Please confirm that the underlying securities in which the Fund invests are traded outside of a collateralized settlement system. If so, disclose that there are a limited number of institutions that may act as authorized participants to post collateral for certain trades on an agency (i.e., on behalf of market participants) basis. To the extent authorized participants exit the business, and no other authorized participant can act to create/redeem shares, such shares may trade like closed end funds, trade at a discount, and/or face delisting.

Response. The Registrant confirms that the Fund’s investments will be traded outside of a collateralized settlement system. If this changes in the future, the Registrant will add disclosure to this effect.

Comment 19. Please keep recent guidance regarding the risks related to current market conditions in mind.

Response. The Registrant acknowledges that it has considered such recent guidance from the Staff.

Comment 20. Please revise the “Management Risk” to note that if the Fund’s strategy is not successfully implemented the Fund will not meet its objectives, and to address the quantitative strategies of the adviser.

Response. The disclosure has been revised as follows:

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Management Risk. A Fund’s ability to achieve its investment objectives depends on the Advisor’s ability to successfully implement the Fund’s investment strategies. The Advisor’s quantitative strategies could be incorrect with respect to economic trends, sectors, individual companies and other investment related matters. As a result, a Fund could under perform other investment vehicles with similar investment objectives.

Comment 21. Please revise the “Underlying Fund Risk” to remove references to mutual funds as the Fund does not invest in mutual funds as a principal investment strategy.

Response. The requested change has been made.

Comment 22. Please confirm that the year to date performance data provided in the Performance Table is current as of the most recently completed quarter.

Response. The Registrant so confirms.

Comment 23. Please revise Footnote 1 to the Performance Table to note that actual after-tax returns depend on an investor’s tax situation and may differ from those shown.

Response. Registrant has revised Footnote 1 as follows:

After tax returns are calculated assuming the highest historical federal income and capital gains tax rates. Returns after taxes on distributions assumes a continued investment in the Fund and show the effect of taxes on Fund distributions. Returns after taxes on distributions and sales of Fund Shares assumes all Shares were redeemed at the end of each measurement period, and shows the effect of any taxable gain (or offsetting loss) on redemption, as well as the effects of taxes on Fund distributions. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and  ~~These~~ after tax returns do not reflect the effect of any applicable state and local taxes. After tax returns are not relevant to investors holding shares through tax-deferred programs, such as IRA or 401(k) plans.

Comment 24. Please disclose that the Fund’s investment objective is non-fundamental and may be changed without shareholder approval.

Response. The following disclosure has been added:

The Fund's investment objective may be changed without shareholder approval upon 60 days’ written notice to shareholders. The Fund's investment policies may be changed by

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the Board of Trustees (the "Board") of the Fund without shareholder approval unless otherwise noted in this Prospectus or the Statement of Additional Information.

Comment 25. Certain portions of Item 9 appears repetitive to that in Item 4. Information provided in Item 4 need not be repeated as Item 9 disclosures are intended to provide clarity to information previously disclosed. See General Instruction 3(a) to Form N-1A.

Response. The Registrant respectfully declines to amend the existing disclosure.

Comment 26. In the “Common Stock Component” section of the Principal Investment Strategies, please clarify which S&P indices the S&P 1500 is a compound of.

Response. The disclosure has been revised as follows:

The S&P Composite 1500 is comprised of the S&P 500®, the S&P MidCap 400® and S&P SmallCap 600®.

Comment 27. In “The Tactical Component” section of Principal Investment Strategies, please define and provide an example of duration.

Response. The following disclosure has been added:

Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. For example, if a bond has a duration of 5 years, a 1% rise in rates would result in a 5% decline in share price. If a bond has a duration of 10 years, a 1% rise in interest rates would result in a 10% decline in share price.

Comment 28. Please add Underlying Fund Risk to Item 9.

Response. The requested change has been made.

Comment 29. In certain places throughout the prospectus reference is made to “Funds” which suggests the prospectus covers multiple funds. Please revise to the singular as the prospectus only covers one Fund.

Response. The requested change has been made.

Comment 30. With respect to intra-day interim value, please disclose:

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(a) how interim value is calculated. Conduct/Portfolio

(b) what it includes/does not include. Operating fees/accruals

(c) what types of values are used to calculate value. Foreign

(d) that the Fund may use stale values, if applicable, and consider adding attendant principal risk disclosure.

Response. The following disclosure has been added:

This approximate value does not necessarily reflect the precise composition of the current portfolio of securities or other assets held by the Fund at a particular point in time or the best possible valuation of the current portfolio. Therefore, the approximate value should not be viewed as a “real-time” update of the Fund’s NAV, which is computed only once a day. The approximate value is generally determined by using both current market quotations and/ or price quotations obtained from broker-dealers and other market intermediaries that may trade in the portfolio securities or other assets held by the Fund. The quotations of certain Fund holdings may not be updated during U.S. trading hours if such holdings do not trade in the United States. Approximate values of the Fund’s NAV do not reflect Fund expenses.

Comment 32. In the “Calculation of Net Asset Value” section, please delete the reference to “EcoLogical Strategy ETF” and revise the second sentence of the first paragraph to note that the “Fund may invest a significant portion of its investment portfolio in foreign investments” rather than the existing disclosure referencing “foreign securities.”

Response. The requested changes have been made.

Comment 33. Advisory Services – is this a fee paid in most recent fiscal year?

Response. The following disclosure has been added:

For the fiscal year ended April 30, 2016, the Advisor received a management fee equal to 0.60% of the Fund’s average daily net assets.

Comment 34. For more information please provide discount information section 4 calendar quarters when available

-	year and most recent years since 11(g)(2)

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-	please explore how Fund complies with 3 and 4 to 11(g)(2)

Response. Existing disclosure on the back cover of the Fund’s prospectus provides the Fund’s website where this information can be found.

Comment 35. Please confirm that any blanks or incomplete data, including the Registrant’s 1940 Act Number, will be provided in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Statement of Additional Information

Comment 36. Please revise the Fund’s concentration policy, or in adjacent disclosure, to clarify compliance with the staff’s position on concentration that no more than 25% of the Fund’s total net assets will be allocated to an industry or group of industries. Additionally, please add disclosure that the Fund will consider the concentration of the underlying investment companies in which it invests when determining its own concentration.

Response. The requested change has been made.

Comment 38. Please add a Non-Fundamental Policy reflecting the 80% policy reflected in the prospectus, or delete the reference to the Fund’s 80% policy in its entirety from the Non-Fundamental Investment Restrictions section.

Response. The following disclosure has been added:

The Fund has adopted the following non-fundamental investment restrictions which may be changed by the Board without the approval of the Fund’s shareholders. Any changes in a Fund’s non-fundamental limitations will be communicated to the Fund’s shareholders prior to effectiveness. The Fund…… (w)ill invest at least 80% of its total net assets in securities issued by companies domiciled in the U.S. or in other investment companies that invest in such securities.

Comment 39. On page 29 in the “Management” section, please provide the Trustee ownership information as of a date within 30 days of the effective date of the registration statement. See Item 18 of Form N-1A. Additionally, please fix the typo in line 4 of the first paragraph of the section to correct the reference of “Funds’” to “Fund’s”.

Response. The requested changes have been made.

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Comment 40. In the Trustee and Officers table, please provide dates for Mr. Lachenauer’s background information.

Response. The requested change has been made.

Comment 41. On page 31 the “Audit Committee” disclosure notes that the Committee met 3 times during the fiscal year ended December 31, 2015. The Fund’s fiscal year end is April 30. Please amend the disclosure accordingly.

Response. The requested change has been made.

Comment 42. On page 31 in the “Compensation of the Board of Trustees” section, please provide information regarding Trustee compensation for the most recent fiscal year end (April 30, 2016). See Item 17(c) of Form N-1A. Additionally, please provide compensation information for any former Trustee that served from May 1, 2015-December 31, 2015.

Response. The disclosure has been revised as follows:

Name of Trustee	Compensation from the Trust	Compensation from the Fund Complex*
Tobias Caldwell		$147,650

Stephen Lachenauer		$2,500

Donald McIntosh		$2,500
Mark Shary*	$1,500	$1,500
Thomas Westerfield*	$1,500	$1,500
William Zimmer*	$1,500	$1,500

* Messrs. Shary, Westerfield and Zimmer are former Trustees of the Trust and resigned as Trustees effective December 31, 2015.

Comment 43. In the second paragraph of the “Board Structure” section on page 32, please consider revising the second sentence which begins “Effective December 31, 2015,…” as it is confusing and may be read to disclose something other than the current makeup of the Audit Committee as required by Form N-1A.

Response. The phrase “Effective December 31, 2015,” has been deleted from the sentence in question.

Comment 44. Please disclose Trustee ownership of the Fund as required by Item 17(b)(5).

Response. The requested disclosure is provided on page 29 of the SAI.

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Comment 45. Please disclose ownership of the Fund by the Portfolio Manager as required by Item 20(c) of Form N-1A.

Response. The following disclosure has been added:

Ownership

The following table shows the dollar range of equity securities beneficially owned by the portfolio manager in the Fund as of July 31, 2016.

Matthew Tuttle

Name of Fund	Dollar Range of Equity Securities in the Fund
U.S. Market Rotation Strategy Fund	$1-$10,000

Comment 46. Please disclose the aggregate underwriting commissions retained for the last three fiscal years. See Item 25(a)(3) of Form N-1A.

Response. The following disclosure has been added:

The Distributor did not retain any underwriting commissions for the past three fiscal years.

Comment 47. In the second paragraph of “Placement of Purchase Orders Outside the Clearing Process” section and the third paragraph of the “Placement of Purchase Orders Using the Clearing Process” section, please clarify that a purchase order received on the Transmittal Date will be processed at the NAV calculated on the Transmittal Date.

Response. The following disclosure has been added:

Purchase orders received on the Transmittal Date will be processed at the NAV calculated on the Transmittal Date.

Comment 48. The language of the parenthetical in line 8 of the second full paragraph on page 46 provides, “(no later than 3:00 p.m., Eastern Time, for Custom Orders if required by the

August 9, 2016 Page 12

Distributor)”, and similar disclosure in other sections of the document provides “(no later than 3:00 p.m., Eastern Time, for orders involving cash in lieu requests by Authorized Participants if required by the Distributor)”. Please review these disclosures and consider revising for consistency if the intent of the disclosures is the same.

Response. The Registrant respectfully declines to revise the existing disclosure.

Comment 49. If the aggregate amount of brokerage commissions paid during the 2016 fiscal year end are materially different from the amounts paid in either of the two prior fiscal years, please state the reason for the difference. See Item 21(a) of Form N-1A.

Response. The Registrant believes that such disclosure is not required as commissions were not materially different.

Comment 50. On page 49 the advisory fees paid are disclosed. Please also provide the dollar amount that the Fund paid directly or indirectly to the sub-adviser for the last three fiscal years. Please note this should include fees paid to any previous sub-advisers during those years. See Item 19(a)(3)(i).

Response. The Fund did not have a subadviser during any of the three most recently completed fiscal years.

Comment 51. Information regarding amounts paid to service providers is provided on page 50. Please note, such information should be provided for the full fiscal year and should include amounts paid to predecessor service providers.

Response. The existing disclosure provides the requested information with respect to payments made to existing and past fund service providers for the past three fiscal years.

Comment 52. The last sentence of the first full paragraph of page 52 refers to Appendix B. The correct reference is Appendix 3. Please revise.

Response. The requested revision has been made.

Comment 53. The sixth paragraph of page 34 of the SAI notes that the expense limitation agreement will expire on April 30, 2017. The agreement must have a term of no less than one year from the effective date of the Fund’s prospectus. Prospectus disclosure notes that the agreement will expire on August 30, 2017. Please revise accordingly.

Response. The requested revision has been made.

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Part C

Comment 54. Please file copies of executed agreements rather than “form of” documents. See Rule 483.

Response. Copies of final agreements will be filed as exhibits.

Comment 55. Item 32(c) is noted as “Not applicable.” Please review and revise response as underwriter compensation should be provided here.

Response. The Registrant respectfully declines to revise the existing disclosure. The Fund’s principal underwriter did not receive any compensation from the Fund in the past fiscal year.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP